Contact

www.linkedin.com/in/
thomasemacdonald (LinkedIn)
catalystccg.com/grow/home/
(Company)

Top Skills

Multi-media Marketing
Web Design
Graphic Design

Languages

English (Full Professional)
HTML5 (Professional Working)

Certifications

Audit Committee Development Consulting
Sales Systems Architecture
Business Process Auditor
Boardroom Communications Consulting
Google Digital Communications Certification

Thomas MacDonald

Accomplished senior executive with 30 years of success within manufacturing and distribution, developing sustainable products utilizing lean manufacturing.

Windermere, Florida, United States

Summary

Accomplished senior executive with 30 years of success within manufacturing and distribution, developing sustainable products utilizing lean manufacturing for one of the Top 10 building material suppliers in the US (LP Building Solutions) As an independent consultant, Thomas MacDonald, brings a record of developing business infrastructure, distribution logistics, market driven products and properly positioned sales to deliver more than $72B in new revenue.

Experience

VERO Building Systems

Chief Operating Officer
February 2022 - Present (1 year 3 months)
Kissimmee, Florida, United States

RESPONSIBILITIES

- Design and implement business strategies, plans and procedures
- Set comprehensive goals for performance and growth
- Establish policies that promote company culture and vision
- Oversee daily operations of the company and the work of executives (IT, Plant Manager{s) etc.)
- Lead employees to encourage maximum performance and dedication
- Evaluate performance by analyzing and interpreting data and metrics
- Write and submit reports to the CEO in all matters of importance
- Assist CEO in fundraising ventures
- Participate in expansion activities (investments, acquisitions, corporate alliances etc.)
- Manage relationships with partners/vendors

Catalyst Collective

Outsourced COO | Executive Coach | Scalability Architect | Outsourced CMO

January 2010 - Present (13 years 4 months)
Naples, Florida Area

Momentum Creative
Executive Coach | Scalability Architect | Outsourced CMO | Author | CEO
January 2010 - Present (13 years 4 months)
Windermere, Florida, United States

Sure Brands, Inc.
Private Investor
2015 - Present (8 years)
Bonita Springs, FL

- Managing the day-to-day operations of direct-to-consumer marketing company targeting investors and inventors.
- Provides consulting services to companies building from the ground up or preparing for acquisition.

Linders Corporation
Operations & Marketing Director
2000 - 2009 (9 years)
Anaheim, CA

- Oversaw marketing, sales and store operations, developed a merchandise mix based on small-range but productive and profitable inventory items.
- Increased overall profitability packaging rooms directly from China.
- Created successful print and television advertising campaign which increased accessory sales to 15% of total business with a 58 GP.
- Provided Design Consulting services for subsidiary company, Legacy Home Furnishings, a division focused on generating sales from clients remodeling houses; completed remodels for over 35 homes.

Louisiana-Pacific Corporation
QC Operations Director
1996 - 1999 (3 years)
Red Bluff, CA

- Responsible for implementing business development strategies for company, eventually recommending relocation of operations to Mexico for cost and production efficiencies.

Walmart
Logistics / Operations Director - Walmart Distribution Centers

1992 - 1996 (4 years)

- Managed “just in time” inventory development and oversaw training of shipping strategies to stay on pace with fast-paced retail centers across the US.
- Managed up-time initiatives during slowing production deliveries.
- Developed up-time plans to exceed store inventory demands.
- Trained and developed personnel to maximize service and productivity in departments handling inventory across five distribution centers nation wide.

Education

Southeastern University

Marketing Management/Theology General